UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2026
Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On May 14, 2026, Kyivstar Group Ltd. published its earnings release and unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026, copies of which are furnished hereto as Exhibit
99.1 and 99.2 respectively.
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Earnings Release for the the three months ended March 31, 2026
99.2	Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026	Kyivstar Group Ltd.

	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Executive Chairman and Director